UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2024

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On June 3, 2024, Brenmiller Energy Ltd. (the “Company”) entered into a license distribution agreement (the “Agreement”) with Rock Energy Storage LLC (“RES”) to sell and distribute the Company’s bGen™ thermal energy storage (“TES”) systems in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, Vermont and New York. The definitive 5-year agreement includes cumulative projected sales milestones exceeding $150 million. Cogeneration Contractors Inc. dba RSP Systems (“RSP Systems”) will act as RES’s lead subcontractor. The Company had previously announced on January 11, 2024 it had signed a Memorandum of Understanding with RSP Systems; the Agreement with RES supersedes the previous Memorandum of Understanding with RSP Systems.

All rights, title and/or interest in any intellectual property associated with bGen™ TES systems, including, but not limited to, any copyrights, patents, trademarks, knowhow, trade secrets and goodwill associated with the bGen™ TES systems, as well as any and/or derivatives and/or applications thereof will remain sole property of the Company.

The Agreement also contains customary provisions including representations, warranties, covenants and indemnification of the Company by RES and indemnification of RES by the Company.

On June 6, 2024, the Company issued a press release titled “Brenmiller and Rock Energy Storage Sign Exclusive Distribution Agreement Covering Northeast U.S.”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first, second, fourth and sixth paragraphs and the section titled “Forward-Looking Statements” of the press release attached as Exhibit 99.1 to this Report are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Brenmiller Energy Ltd. dated June 6, 2024, titled “Brenmiller and Rock Energy Storage Sign Exclusive Distribution Agreement Covering Northeast U.S.”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 6, 2024	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

2